Mail Stop 4561
via fax (952) 974-7887

August 24, 2009

James C. Granger
Chief Executive Officer
Wireless Ronin Technologies, Inc.
5929 Baker Road, Suite 475
Minnetonka, MN 55345

>   **Re: Wireless Ronin Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 13, 2009**
>   **Forms 8-K Filed February 17, 2009, May 7, 2009 and August 6, 2009**
>   **File No. 001-33169**

Dear Mr. Granger:

        We have reviewed your response letter dated August 12, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 29, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 40

1.   We note your response to prior comment 2 and believe that the information provided in your response would be useful to an investors' understanding of the makeup of your cash flows from operating activities. In this regard, a thorough understanding of the reason for timing differences that result from receipt of payments from customers

or payments to vendors would provide investors more insight to the Company's operations as seen through the eyes of management. Please revise your disclosures accordingly. Also, we note from your response to prior comments 1 and 2 that you intend to revise your disclosures in future filings. Please ensure that you will make these revisions in your next Form 10-Q as the Staff notes these issues were not addressed in your most recent interim period filing.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

2.   We note from your response to prior comment 3 that the Company's SOP 81-1 contracts are all classified within "services and other" on the consolidated statements of operations as the "only deliverable is professional services." Please note that footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts. In this regard, please tell us how you determined that the percentage-of completion method of accounting is applicable to your technology integration consulting services contracts.

3.   We note your response to our prior comment 4 where you provide the range of hourly rates charged for your various service offerings (i.e. content creation, software development). We also note from your response that the billable rates are adjusted based on the size and scope of the project. Please describe further your methodology for establishing VSOE of fair value for such services. In this regard, tell us the criteria considered in analyzing VSOE for such services (i.e. type of service, duration of contract, scope of contract, customer size, etc.). Additionally, if you assessed VSOE based on a bell-shaped-curve approach, please tell us the percentage of stand alone sales that fall within a narrow range of the median price for each criteria used in your analysis.

Forms 8-K Filed February 17, 2009, May 7, 2009 and August 6, 2009

Use of Non-GAAP Measures

4.   Please clarify your response to prior comment 7 where you indicate that "the items excluded for non-GAAP purposes are non-recurring in nature." In this regard, we note you exclude stock based compensation as well as depreciation and amortization, which would appear to be recurring expenses as a result of ongoing business operations. Further, provide in your response the proposed disclosures that you intend to include in future earnings releases. In this regard, please ensure such disclosures include the following items as the information provided in your response did not adequately address the disclosures required by FAQ 8:

- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief